SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“GAFISA” or “Company”), complementing the Notice to Shareholders released on May 11, 2020, and restated on May 14, 2020, and considering few questions made by our shareholders and other stakeholders in Gafisa’s Investor Relations channel, provides the following additional clarifications. This notice only aims at clarifying the most frequent doubts of our shareholders and other market participants, but it is neither exhaustive nor should be considered the only reference. Each investor should seek information on trading rules of CVM, B3 and brokerage house, and carefully read the notices issued by the Company and filed at CVM/B3.

•        Capital Increase

The Extraordinary Shareholders’ Meeting of April 30, 2020, at 10:00 a.m. approved a capital increase in the total amount of three hundred, ten million, and one thousand Reais (R$ 310,001,000.00, through the private issue of seventy-five million, six hundred and ten thousand (75,610,000) non-par, book-entry, registered, common shares.

•        Preemptive right of shares issued

Each common share issued by the Company shall confer the right to subscribe 0.63898893274 new share issued within the scope of Total Capital Increase (pursuant to Article 171, caput, and Paragraph 2 of Law No. 6.404 of December 15, 1976, as amended). No fraction of shares shall be issued and shall only consider conversion integer numbers.

•        Subscription Right – GFSA1 and Subscription Receipt – GFSA9

The GFSA1 trading code refers to the right to subscribe for capital increase underway. Each shareholder was assigned a quantity referring to his shareholding position in  Gafisa on May 14, 2020.

If you intend to exercise the subscription right, the shareholder may contact his brokerage house which will exercise such right and include the subscription receipt (GFSA9) in shareholder’s portfolio. The subscription price is R$4.10 per share. The subscription receipt will be replaced by new common shares (GFSA3), which will be credited in up to 3 business days after the capital increase ratification.

For information on how to exercise such right with Itaú, in the capacity of Gafisa’s bookkeeping agent - we advise you to directly contact Itaú, as detailed at the end of this notice.

The subscription right (GFSA1) can be traded on the stock exchange, and the amount is assigned according to the trades in progress. After the acquisition, the shareholder is entitled (but is not required) to acquire new shares (GFSA3) to be issued by means of full payment of price defined at R$4.10. If the right is neither exercised, nor sold, until its deadline, no payment/receipt shall apply and it will no longer exist after the deadline to exercise such right.

Those holding subscription rights (GFSA1) until June 15, 2020, may exercise them, by paying R$ 4.10 per share. Therefore, shareholders will then hold receipts (GFSA9), and subsequently, shares (GFSA3).

•        Terms

The preemptive right term runs until June 15, 2020, as long as exercised directly with Itaú.

The term to exercise the subscription right directly with your brokerage house, according to B3’s rules, runs until June 12, 2020 (1 business day before the end of the preemptive right term).

The term to buy or sell the subscription right on the stock exchange (GFSA1) runs until June 9, 2020.

•        Debentures

Shareholders also have the preemptive right in the issue of debentures which were equally approved at the Extraordinary Shareholders’ Meeting of April 30, 2020, at 10:00 a.m. In this case, each Gafisa’s share entitles to 0.00000563689 First Series Debenture and 0.00000281422 Second Series Debenture.

However, it is worth noting that this is an operation different from the capital increase, and shareholder intending to subscribe to new shares, is not required to participate in the issue of debentures, and vice-versa.

Shareholders intending to subscribe debentures, in any of two series, shall contact the bookkeeping agent Itaú until June 15, 2020, and fully pay in cash.

These debentures have specific characteristics due to negotiations to acquire Upcon’s shares, but our shareholders also have the preemptive right, as these are convertible debentures.

Below, a few of the main characteristics:

First Series Debentures:

Amount: 667;

Unit Value: R$50,000.00;

Maturity Date: July 15, 2021;

Type: subordinated;

Convertibility: at the holder’s discretion, at any time, during the effectiveness of debentures;

Conversion Price: eight Reais (R$8.00) per share issued by the Company;

Remuneration: 0.50% interest rate p.a., paid, jointly with principal amount, on the Maturity Date;

Index: General Price Index (IGP-M/FGV)

Second Series Debentures:

Amount: 333;

Unit Value: R$100,000.00;

Maturity Date: February 28, 2021;

Type: subordinated;

Convertibility: mandatory, on Maturity Date;

Conversion Price: average closing price of eighty-four (84) trading sessions immediately preceding the first business day prior to the Maturity Date;

Remuneration: 0.50% interest rate p.a., paid jointly with principal amount, on Maturity Date;

Index: IGP-M/FGV. A

•        Contacts

You may clarify your doubts with the bookkeeping agent Itaú, on business days, from 9:00 a.m. to 6:00 p.m. via Investors Exclusive Services, through telephone numbers (5511) 3003-9285 (city capital and metropolitan region) or toll-free number 0800 7209285 (other locations).

We remain at the disposal of our shareholders to clarify their doubts via e-mail: ri@gafisa.com.br, website: ri.gafisa.com.br and telephone: (5511) 3025 9242.

São Paulo, May 22, 2020.

GAFISA S.A.

Ian Andrade

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 27, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer